

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2024

José Augusto Gonçalves de Araújo Teixeira
Chief Executive Officer
Patria Latin American Opportunity Acquisition Corp.
60 Nexus Way, 4th Floor
Camana Bay, PO Box 757
Grand Cayman, KY1-9006

> **Re: Patria Latin American Opportunity Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 6, 2024**
> **File No. 001-41321**

Dear José Augusto Gonçalves de Araújo Teixeira:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed May 6, 2024

Risk Factors, page 1

1. We note your letter dated December 28, 2023, in response to a comment letter dated December 19, 2023, relating to your Form 10-K for the year ended December 31, 2022, where you provided proposed disclosure that your sponsor is controlled by and has substantial ties with non U.S. persons and disclosing the accompanying risk of such ties to a potential initial business combination being subject to review by the Committee on Foreign Investment in the United States (CFIUS). Please revise your disclosure in the preliminary proxy statement to include the disclosure proposed in your December 28, 2023 response letter.

In the event the Extension Amendment Proposal is approved and we amend our Articles of Association, Nasdaq may delist our securities . . . , page 3

2. Please revise to disclose that your proposal to extend your termination date beyond 36 months from the effectiveness of your initial public offering registration statement does

not comply with Nasdaq listing rules. Describe the risks of your non-compliance, including that your securities may be subject to suspension and delisting from the Nasdaq Global Market, and the consequences of any such suspension or delisting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Holt at 202-551-6614 or Isabel Rivera at 202-551-3518 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Manuel Garciadiaz